SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)*

COMMUNITY HEALTH SYSTEMS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

203668108

(CUSIP Number)

Li Han, Esq.

Shanda Asset Management Holdings Limited

8 Stevens Road

Singapore 257819

(+65) 6361 0971

With a copy to:

Richard M. Brand, Esq.

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, New York 10281

(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 203668108

1	NAME OF REPORTING PERSONS Tianqiao Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,640,785
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,640,785
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,640,785
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.74% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Calculated based on 113,849,339 shares of Common Stock outstanding as of February 15, 2017 as reported in the Issuer’s Annual Report on Form 10-K filed on February 21, 2017 for the year ended December 31, 2016.

13D

CUSIP No. 203668108

1	NAME OF REPORTING PERSONS Shanda Media Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,640,785
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,640,785
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,640,785
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.74% (1)
14	TYPE OF REPORTING PERSON CO, HC

(1)	Calculated based on 113,849,339 shares of Common Stock outstanding as of February 15, 2017 as reported in the Issuer’s Annual Report on Form 10-K filed on February 21, 2017 for the year ended December 31, 2016.

13D

CUSIP No. 203668108

1	NAME OF REPORTING PERSONS Shanda Investment Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,640,785
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,640,785
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,640,785
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.74% (1)
14	TYPE OF REPORTING PERSON CO, HC

(1)	Calculated based on 113,849,339 shares of Common Stock outstanding as of February 15, 2017 as reported in the Issuer’s Annual Report on Form 10-K filed on February 21, 2017 for the year ended December 31, 2016.

13D

CUSIP No. 203668108

1	NAME OF REPORTING PERSONS Shanda Technology Overseas Capital Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,640,785
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,640,785
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,640,785
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.74% (1)
14	TYPE OF REPORTING PERSON CO, HC

(1)	Calculated based on 113,849,339 shares of Common Stock outstanding as of February 15, 2017 as reported in the Issuer’s Annual Report on Form 10-K filed on February 21, 2017 for the year ended December 31, 2016.

13D

CUSIP No. 203668108

1	NAME OF REPORTING PERSONS Shanda Asset Management Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,640,785
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,640,785
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,640,785
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.74% (1)
14	TYPE OF REPORTING PERSON CO, HC

(1)	Calculated based on 113,849,339 shares of Common Stock outstanding as of February 15, 2017 as reported in the Issuer’s Annual Report on Form 10-K filed on February 21, 2017 for the year ended December 31, 2016.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Community Health Systems, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4000 Meridian Boulevard, Franklin, Tennessee 37067.

The Reporting Persons (as defined below) beneficially own 15,640,785 shares of Common Stock (the “Subject Shares”).

The Subject Shares represent approximately 13.74% of the outstanding shares of Common Stock based on 113,849,339 shares of Common Stock outstanding as of February 15, 2017 as reported in the Issuer’s Annual Report on Form 10-K filed on February 21, 2017 for the year ended December 31, 2016.

Item 2.	Identity and Background.

This Schedule 13D is jointly filed on behalf of Tianqiao Chen (“Mr. Chen”), Shanda Media Limited (“Shanda Media”), Shanda Investment Group Limited (“Shanda Investment”), Shanda Technology Overseas Capital Company Limited (“Shanda Technology”) and Shanda Asset Management Holdings Limited (“Shanda Asset Management” and together with Mr. Chen, Shanda Media, Shanda Technology and Shanda Asset Management, the “Reporting Persons” and each a “Reporting Person”).

Mr. Chen is a citizen of the People’s Republic of China who holds 100% of the outstanding and issued shares of Shanda Media. Shanda Media owns 70% of all outstanding and issued shares of Shanda Investment which is the sole shareholder of Shanda Technology. Shanda Technology owns 100% of the outstanding and issued shares of Shanda Asset Management who directly holds the Subject Shares.

The business address or principal office of each Reporting Person is located at 8 Stevens Road, Singapore 257819. Mr. Chen currently serves as the Chairman and Chief Executive Office of Shanda Group, a Singapore-based private investment group. Each of the other Reporting Persons is a private investment holding company affiliated with Shanda Group. Shanda Technology is incorporated under the laws of the Cayman Islands. Each of Shanda Media, Shanda Investment and Shanda Asset Management is incorporated under the laws of the British Virgin Islands.

The name, business address, present principal occupation and citizenship of each director and executive officer of each of the Reporting Persons (other than Mr. Chen) is set forth on Schedule A.

During the last five years, none of the Reporting Persons, and to the best of their knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Subject Shares beneficially owned by the Reporting Persons was $185,622,392.99, inclusive of (i) commissions paid and (ii) with respect to Subject Shares beneficially owned through options that have been exercised, the exercise price of such options, plus the premiums paid for call options (to the extent such options were call options) less the premiums received for put options (to the extent such options were put options). Such purchase price was funded through internally generated funds of the Shanda Group.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Issuer’s securities as reported on this Schedule 13D because they believed such securities represented an attractive investment. The Reporting Persons originally filed a Schedule 13G as passive investors, but determined to file a Schedule 13D in order to maintain flexibility going forward consistent with a conservative approach to disclosure.

The Reporting Persons believe they have a good relationship with the Issuer’s management team and intend to engage with the Issuer’s management team regarding the Issuer’s business and operations and the status of the Issuer’s ongoing turnaround strategy.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of shares of Common Stock, other investment opportunities available to the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may propose or take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a), (b)

Shanda Asset Management holds 15,640,785 shares of Common Stock, representing approximately 13.74% of the outstanding shares of Common Stock. The foregoing percentage is calculated based on 113,849,339 shares of Common Stock outstanding as of February 15, 2017.

Mr. Chen, through his ownership of Shanda Media, may be deemed to share voting and dispositive power over the Common Stock beneficially owned by Shanda Media. Shanda Media, through its ownership of Shanda Investment, may be deemed to share voting and dispositive power over the Common Stock beneficially owned by Shanda Investment. Shanda Investment, through its ownership of Shanda Technology, may be deemed to share voting and dispositive power over the Common Stock beneficially owned by Shanda Technology. Shanda Technology, through its ownership of Shanda Asset Management, may be deemed to share voting and dispositive power over the Common Stock directly held by Shanda Asset Management.

(c) None.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided in Items 2, 3 and 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated March 13, 2017, by and among Tianqiao Chen, Shanda Media Limited, Shanda Investment Group Limited, Shanda Technology Overseas Capital Company Limited and Shanda Asset Management Holdings Limited.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

March 13, 2017

TIANQIAO CHEN

/s/ Tianqiao Chen

SHANDA MEDIA LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SHANDA INVESTMENT GROUP LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SHANDA TECHNOLOGY OVERSEAS CAPITAL COMPANY LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SHANDA ASSET MANAGEMENT HOLDINGS LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF EACH REPORTING PERSON (OTHER THAN MR. CHEN)

The name, business address, citizenship, present principal occupation of each of the directors of each Reporting Person (other than Mr. Chen), are set forth in the tables below. The business address of each director is located at 8 Stevens Road, Singapore 257819. Each occupation set forth opposite an individual’s name in the following tables refers to employment with Shanda Group. None of the Reporting Persons (other than Mr. Chen) has any executive officers.

SHANDA MEDIA LIMITED

Name and Citizenship	Present Principal Occupation
Director
Tianqiao Chen, PRC	Chairman and Chief Executive Officer

SHANDA INVESTMENT GROUP LIMITED

Name and Citizenship	Present Principal Occupation
Directors
Tianqiao Chen, PRC	Chairman and Chief Executive Officer
Chrissy Qian Qian Luo, Singapore	Vice Chairman

SHANDA TECHNOLOGY OVERSEAS CAPITAL COMPANY LIMITED

Name and Citizenship	Present Principal Occupation
Directors
Tianqiao Chen, PRC	Chairman and Chief Executive Officer
Hongji Chen, PRC	Retired
Zaihua Shu, PRC	Retired

SHANDA ASSET MANAGEMENT HOLDINGS LIMITED

Name and Citizenship	Present Principal Occupation
Directors
Tianqiao Chen, PRC	Chairman and Chief Executive Officer
Hongji Chen, PRC	Retired
Zaihua Shu, PRC	Retired

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated March 13, 2017, entered into by and among Tianqiao Chen, Shanda Media Limited, Shanda Investment Group Limited, Shanda Technology Overseas Capital Company Limited and Shanda Asset Management Holdings Limited.